Wally World Media, Inc.
200 Centennial Avenue, Suite 200
Piscataway, New Jersey 08854

March 29, 2013

VIA EDGAR
Mark P. Shuman, Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Wally World Media, Inc.
Registration Statement on Form S-1/A
Filed March 7, 2013
File No. 333-185694

Dear Mr. Shuman:

We are in receipt of your comment letter dated March 22, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Risk Factors

Our Independent Registered Public Accounting Firm has Expressed…, page 4

1.
You state that your independent registered public accounting firm has expressed substantial doubt as to your ability to continue as a going concern. Please expand this disclosure to clarify that the financial statements do not include any adjustments that might result from this uncertainty.

RESPONSE:	On page 4, we have revised the risk factor to expand our disclosure to clarify that the financial statements do not include any adjustments that might result from the uncertainty of our going concern.

Our Common Shares Will Not be Registered under the Exchange Act…, page 6

2.
We note your disclosures stating that Section 15(d) of the Exchange Act reporting obligations may be automatically suspended due to a limited number of shareholders and that the investors may no longer have access to publicly filed information thereafter. In light of the fact that such risks are analytically distinct from risks related to reduced reporting obligations under Section 15(d), please disclose the risks related to the potential suspension of you reporting obligations in a separately captioned risk factor.

RESPONSE:
On page 6, we have included a new, separately captioned risk factor that discusses the risks related to our reporting obligations and that any obligation under Section 15(d) of the Exchange Act may be automatically suspended due to a limited number shareholders and that the investors may no longer have access to publicly filed information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 20

3.	Please revise this section to fully clarify that the proposed platform is not yet operational.

Rather, you should describe desired product characteristics as objectives you may not be able to achieve. For example, please revise the following:
• “the Company facilitates transactions between buyers and sellers;” and

• “Registered users on the Company’s website place job offers.”

RESPONSE:	On page 20, we have revised this section to fully clarify that the proposed platform is not yet operational.

Operating Expenses, page 22

4.
You state that for the three months ended December 31, 2012 you incurred compensation expense of $101,778. Please expand your disclosure to explain the reasons for the increase in compensation expenses compared to the period from your inception to September 30, 2012. Please refer to Item 303(a) of Regulation S-K.

RESPONSE:
On page 22, we expanded our disclosure to reflect that Mr. Myman and Mr. Knie started taking a salary in the amount of $10,000 per month for their services effective October 1, 2012.  We also hired a programmer who is being paid $6,000 per month effective November 1, 2012.

Transactions with Related Persons, Promoters and Certain Control Persons, page 27

5.
Certain identified related parties provided you with advances; please describe the transactions that generated these payables. Please also disclose the amount of such payables as of May 17, 2012, and December 31, 2012, and any transactions related to those payables between those dates. Further, describe any events that led to any changes in the balances of such accounts since your date of formation. Refer to Item 404(a) of Regulation S-K.

RESPONSE:
On page 27, we state that on May 17, 2012, Mr. Knie and Mr. Myman paid Anslow and Jaclin, our attorney, an aggregate amount of $10,000 ($5,000 each) in legal fees on behalf of the Company.  During the period from May 17, 2012 to December 31, 2012, Mr. Myman advanced the Company $200 to establish the bank account, and paid various filing fees, office expenses, postage and printing in the amount of $3,167.  Mr. Myman was reimbursed on November 12, 2012 in the amount of $8,367.  Mr. Myman’s and Mr. Knie’s balances due at December 31, 2012 were $0 and $5,000, respectively.

6.
In connection with certain assets purchased from Mr. Knie, you recorded development expense of $35,000 which is less than Mr. Knie’s cost basis. Please disclose the cost at which Mr. Knie purchased the assets; also disclose the principle followed in determining the amount at which the assets were acquired, and the persons making such determinations. Refer to Item 404(c)(ii) of Regulation S-K.

RESPONSE:
On page 27, we state that on 2007 and 2008, Mr. Knie’s invested cash in the acquisition, design, trademark and core functionality programming of the YouPop platform totaled $45,973.  Based on discussions between Mr. Knie and Mr. Myman, Mr. Knie wanted to recover part of his costs incurred for the YouPop platform which is the basis of the technology to be used in the Wally World business plan. The parties agreed that $35,000 was a fair price for the asset, which was below its original costs to Mr. Knie.

7.
The agreement with CFO Oncall, Inc. filed as Exhibit 10.3, should be briefly described in this section, or in the text accompanying the summary compensation table. Describe the economic terms of the agreement and the extent to which amounts have been paid or accrued pursuant to the arrangement. Although the agreement provides that $3,000 of the $5,000 monthly fee is to be paid through issuance of stock valued at the issuance price of unregistered shares, it does not appear the shares earned in the period ended December 31, 2012 have been issued. Discuss your expected timeline for the computation and delivery of the shares. In preparing your disclosure, consider the potential effect of varying prices over the course of the agreement, and any corresponding dilutive risks to shareholders. In conjunction with the Summary Compensation Table on page 25, provide text that briefly references the consulting agreement that you entered into subsequent to the fiscal year end concerning Mr. Wasserman and his affiliate, CFO Oncall. Include a cross-reference to the page where a materially complete description of the arrangement can be found.

RESPONSE:
On page 27, we have included disclosure and a brief description of the agreement with CFO Oncall, Inc. We also refer to the agreement and state that it is filed as Exhibit 10.3. On page 25, we also include a footnote to the Summary Compensation Table to refer to the consulting agreement and include a cross-reference to the complete description under the Transactions with Related Parties section.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Wally World Media, Inc.

By:	/s/ Darin Myman
Name: Darin Myman
Title: Chief Executive Officer